

July 11, 2013

Via E-mail
Joseph M. Fortunato
Chief Executive Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

      Re: GNC Holdings, Inc.
              Amendment No. 1 to Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed February 26, 2013
              Definitive Proxy Statement
              Filed April 11, 2013
              File No. 1-35113

Dear Mr. Fortunato:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 47

1. In your analysis of results of operations on page 50, you often attribute changes in your revenues to a combination of several different factors. For example, you disclose that domestic retail revenue increased $211.2 million due to an increase in same store sales, the opening of new stores, sales increases in the sports nutrition, vitamin and diet product categories and an increase in sales from GNC.com. As another example, you indicate

that the increase in franchise revenue is primarily due to higher product sales, royalties and fees. When you list multiple factors that contributed to changes in revenue, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835 available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

2. We note your disclosure that "[r]evenues in [your] Manufacturing/Wholesale segment . . . increased by $18.0 million, or 8.2%, to $236.9 million for the year ended December 31, 2012 compared to $218.9 million in 2011." In future filings, please explain what caused or contributed to any increase or decrease in revenues. Refer to Item 303(a)(3) of Regulation S-K.

3. We note the disclosure in your discussion and analysis of operating income on pages 51 and 54 of operating income excluding transaction related expenses and executive severance. As this measure appears to be a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K, please tell us your consideration of providing each of the disclosures required by Item 10(e)(1)(i) of Regulation S-X.

Item 8. Financial Statements and Supplementary Data, page 65

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Self-Insurance, page 77

4. Please tell us your consideration of disclosing your accounting policies related to self-insurance reserves and accruals for probable losses, including claims incurred but not reported and your accounting for retrospective premium adjustments.

Note 11. Commitments and Contingencies, page 92

5. We note your disclosure that any liabilities that may arise from each of the matters are not probable or reasonably estimable at this time and that no liabilities have been accrued. Please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the range of loss, or state that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible range of loss, please tell us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those matters to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which potential outcomes are reasonably possible and what the reasonably possible range of loss would be for those reasonably possible outcomes.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Why We Do Not Disclose the 2012 Incentive Plan Performance Goals, page 20</u>

6. We note that you have omitted from your disclosure your Incentive Plan Performance Goals and the actual results because you "believe that their disclosure . . . would cause competitive harm." Please disclose the specific targets and the actual results related to transaction counts and domestic company-owned same store sales growth or provide us with your analysis as to why it is appropriate to omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please provide competitive harm analysis taking into account your specific facts and circumstance and the nature of the performance targets. For additional guidance, please see Question 118.04 of our Compliance and Disclosure Interpretation on Regulation S-K available on our website at www.sec.gov.

<u>Results of the 2012 Incentive Plan, page 20</u>

7. We note that your Compensation Committee may determine "based upon factors other than financial performance, the awarding of all or only part of the bonuses as determined by goal achievement is appropriate." Please clarify the extent of the Compensation Committee's discretion to grant such awards absent attainment of your stated Incentive Plan Performance Goals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief